UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003775


RECEIVED
FEB 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19363

3/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roosevelt & Cross, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Exchange Place
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond J. O' Sullivan — 212-344-2500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Compnay, LLP
(Name — *if individual, state last, first, middle name)*

1333 Broadway - Suite 516	New York	New York	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Raymond J. O' Sullivan, swear (or affirm) that, to tl best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm ‹ Roosevelt & Cross, Incorporated, as ‹ December 31, 2001, are true and correct. I further swear (or affirm) that neither the compai nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that ‹ a customer, except as follows:

MARY F. RODRIGUEZ
Notary Public, State of New York
No. 01RO6021739
Qualified in Queens County
Commission Expires March 22, 2003

Mary F. Rodriguez
Notary Public

Signature

CFO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and tl Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of coı solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT & CROSS INCORPORATED

FINANCIAL STATEMENTS AND SCHEDULES

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
Roosevelt & Cross Incorporated

We have audited the accompanying statement of financial condition of Roosevelt & Cross Incorporated as of December 31, 2001, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt & Cross Incorporated as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach + Company LLP
Certified Public Accountants

February 4, 2002
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash in bank		$ 715,045
Special reserve bank account		100
Due from customers		1,878,115
Receivables from joint ventures		4,134,181
Interest receivable - State and Municipal Government Obligations		360,466
Interest receivable – United States Government Obligations		12,231
State and Municipal Government Obligations, at market value		46,830,251
United States Government Obligations, at market value		1,528,125
Bonds failed to deliver		217,121
Good faith deposits		167,824
Other receivables		65,416
Redemptions receivable		401,800
Miscellaneous current assets		104,712
Total Current Assets		56,415,387
FIXED ASSETS		
Office furniture, fixtures and equipment	$ 584,002	
Leasehold improvements	293,699	
Computers	792,888	
	1,670,589	
Less: Accumulated depreciation	1,494,213	
Total Fixed Assets		176,376
OTHER ASSETS		
Deposits		415,469
		$57,007,232

See accompanying notes.

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES			
Demand note payable			$ 34,725,400
Bonds failed to receive			227,050
Due to customers			2,488,682
Accrued expenses and taxes payable			1,602,214
Total Liabilities			39,043,346
COMMITMENTS AND CONTINGENT LIABILITIES			
SHAREHOLDERS' EQUITY			
Common stock	- $10 par value		
Authorized	- 500,000 shares		
Issued and outstanding	- 180,673 shares	$ 1,806,730	
Capital in excess of par value		8,743,254	
Retained earnings		7,413,902	
Total Shareholders' Equity			17,963,886
			$57,007,232

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

INCOME		
Trading profits		$13,898,683
Interest		1,547,659
Other income		3,531,554
Total Income		18,977,896
EXPENSES		
Salaries	$12,127,257	
Interest	464,960	
Rent	402,257	
Clearance charges	426,271	
Payroll and other taxes	436,039	
Promotional and travel expenses	586,447	
Advertising	19,602	
Telephone and telegraph	176,624	
Printing, stationery and office supplies	143,826	
Postage and delivery	121,163	
Administrative expenses	40,903	
Professional fees	183,683	
Books and periodicals	32,481	
Depreciation and amortization	110,450	
Miscellaneous expenses	214,138	
Fees and assessments	51,675	
Insurance	125,963	
Equipment rental and servicing	367,148	
Employee benefits	415,553	
Contributions	236,852	
Computer expenses	485,506	
Profit sharing expense	825,032	
Total Expenses		17,993,830
INCOME BEFORE PROVISION FOR INCOME TAXES		984,066
PROVISION FOR INCOME TAXES		115,930
NET INCOME		$ 868,136

See accompanying notes.

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE - JANUARY 1, 2001			$16,199,654
Add:	Net income	$ 868,136	
	Proceeds from issuance of 9,621shares of common stock	911,235	1,779,371
			17,979,025
Less:	Retirement of 160 shares of common stock		15,139
BALANCE - DECEMBER 31, 2001			$17,963,886

See accompanying notes.

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

SUBORDINATED LIABILITIES - JANUARY 1, 2001	$ -0-
SUBORDINATED LIABILITIES - DECEMBER 31, 2001	$ -0-

See accompanying notes.

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 868,136
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	110,450
Increase in operating assets and liabilities, detailed below	(1,789,485)
Net Cash Provided By Operating Activities	(810,899)
CASH FLOW (USED IN) INVESTING ACTIVITIES	
Capital expenditures, net of retirements	(25,981)
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	911,235
Retirement of common stock	(15,139)
Net Cash Provided By Financing Activities	896,096
INCREASE IN CASH	59,216
CASH - BEGINNING OF YEAR	655,829
CASH - END OF YEAR	$ 715,045
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 515,948
Income taxes	$ 84,210

See accompanying notes.

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS - Continued

FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ASSETS AND LIABILITIES

(Increase) decrease - Due from customers	($ 1,670,165)
(Increase) decrease - Receivables from joint ventures	(2,270,045)
(Increase) decrease - Interest receivable - State and Municipal Government Obligations	(78,130)
(Increase) decrease – Interest receivable – United States Government Obligations	761
(Increase) decrease – State and Municipal Government Obligations, at market value	(1,770,129)
(Increase) decrease - United States Government Obligations, at market value	2,491,875
(Increase) decrease - Bonds failed to deliver	(193,607)
(Increase) decrease - Good faith deposits	200,259
(Increase) decrease - Other receivables	189,269
(Increase) decrease - Redemptions receivable	(256,540)
(Increase) decrease - Miscellaneous current assets	(92,100)
Increase (decrease) - Demand note payable	(1,096,591)
Increase (decrease) - Bonds failed to receive	67,437
Increase (decrease) - Due to customers	2,054,009
Increase (decrease) - Short positions - State and Municipal Government Obligations, at market value	(5,300)
Increase (decrease) - Accrued expenses and taxes payable	639,512
(INCREASE) IN OPERATING ASSETS AND LIABILITIES	($1,789,485)

See accompanying notes.

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

Federal, State and Municipal Obligation transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION

Federal, State and Municipal Obligations are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight line and accelerated depreciation methods over the estimated useful life of the assets.

Maintenance and repair costs are charged to operations as incurred, renewals and betterments are charged to the appropriate asset accounts.

On retirement or sale of the property, the respective property accounts are reduced by cost of the property retired or sold and accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - CUSTOMER ACCOUNTS

Accounts receivable from customers include amounts due on incomplete transactions. Securities held for customers as collateral for these receivables or for safekeeping are not reflected in the financial statements.

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 3 - RECEIVABLES FROM JOINT VENTURES

The Company is the manager of various joint ventures in the purchase and sale of State and Municipal Obligations. The Company as manager of these joint ventures advances the funds for the purchase of these bonds and in turn uses the bonds as collateral for their demand loan to provide such funds. At December 31, 2001, the amount advanced on behalf of joint venture participants is $4,134,181.

NOTE 4 - DEMAND NOTES PAYABLE

At December 31, 2001, the Company was indebted to banks for demand loans in the amount of $34,725,400. The aforementioned loans are collateralized by State, Municipal and Government Obligations. (See Note 1).

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company at December 31, 2001 had a contingent liability in the amount of $920,000 for the State or Municipal bonds purchased on a when-issued basis and not settled as of December 31, 2001.

The Company's future minimum lease commitments under real estate leases are as follows:

YEAR ENDED	
December 31, 2002	$383,614
December 31, 2003	283,882
December 31, 2004	36,672
December 31, 2005	21,783

Several leases require cost of living increases and increases in real estate taxes over the base year.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES - Continued

As of December 31, 2001, except as noted above, the Company had no financial instruments with off balance sheet risk of a material nature.

NOTE 6 - POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

The Company at December 31, 2001 had possession and control of all fully paid securities.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2001, the Company had net capital of $14,489,888 which exceeded the requirements by $14,217,148

NOTE 8 - FAIR VALUE

The carrying amounts reflected in the balance sheet for all Current Assets, Other Assets, Current Liabilities and Liabilities Subordinated to Claims of General Creditors approximate their fair values.

NOTE 9 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SCHEDULE I

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2001

TOTAL SHAREHOLDERS' EQUITY		$17,963,886
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$17,963,886
DEDUCTIONS OR CHARGES:		
Non-allowable assets:		
Net book value of fixed assets	$ 176,376	
Loans and exchanges	168,556	
Miscellaneous receivables	3,479	
Customer unsecured debit balances	100,000	
Total Non-Allowable Assets	448,411	
Other deductions and/or charges	65,000	
Total Deductions Or Charges		513,411
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		17,450,475
HAIRCUTS		
Contractual securities	59,800	
United States Government Obligations	56,319	
State and Municipal Government Obligations	2,744,468	
Other	100,000	
Total Haircuts		2,960,587
NET CAPITAL		$14,489,888

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS LIABILITIES	
Due to customers	$2,488,682
Accrued expenses and taxes payable	1,602,214
TOTAL AGGREGATE INDEBTEDNESS	$4,090,896
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	28.23%
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AFTER ANTICIPATED CAPITAL WITHDRAWALS	28.23%

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2001

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$ 272,740
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 250,000
NET CAPITAL REQUIREMENT	$ 272,740
EXCESS NET CAPITAL	
(Net capital less net capital requirement)	$14,217,148
EXCESS NET CAPITAL AT 1000%	
(Net capital less 10% of aggregate indebtedness)	$14,080,798

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2001

NET CAPITAL PER UNAUDITED X17A-5	$14,489,888
NET CAPITAL PER AUDITED REPORT	$14,489,888

SCHEDULE II

ROOSEVELT & CROSS INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS-DEALERS UNDER RULE 15C3-3

AS OF DECEMBER 31, 2001

CREDIT BALANCES	
Free credit balances and other balances in customers' accounts	$ 384,255
Total Credits	384,255
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net deductions pursuant to Rule 15c3-3	1,844,187
Customer securities not older than 30 days failed to deliver	90,000
Total Debits	1,934,187
EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS	$1,549,932
COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS	
Cash on deposit in reserve bank account	$ 100
$1,000,000 U.S. Treasury Bonds 7.875% due 11/15/07, at market value	1,047,500
$ 500,000 U.S. Treasury Notes 3.5% due 11/15/06, at market value	480,625
	$1,528,225

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS-DEALERS UNDER RULE 15C3-3 TO SUBMITTED UNAUDITED REPORT

AS OF DECEMBER 31, 2001

	PER UNAUDITED X 17A-5	PER AUDITED REPORT
CREDIT BALANCES		
Free credit balances and other balances in customers' accounts	$ 384,255	$ 384,255
Total Credits	384,255	384,255
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	1,844,187	1,844,187
Customer securities not older than 30 days failed to deliver	90,000	90,000
Total Debits	1,934,187	1,934,187
EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS	$1,549,932	$1,549,932
COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS		
Cash on deposit in reserve bank account	$ 100	$ 100
$1,000,000 U.S. Treasury Bonds 7.875% due 11/15/07, at market value	1,047,500	1,047,500
$ 500,000 U.S. Treasury Notes 3.5% due 11/15/06, at market value	480,625	480,625
	$1,528,225	$1,528,225

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Roosevelt & Cross Incorporated

We have examined the financial statements of Roosevelt & Cross Incorporated for the year ended December 31, 2001 and have issued our report thereon dated February 4, 2002. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities and the practice and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgment required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2001, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Louis Sternbach + Company LLP

Certified Public Accountants

February 4, 2002
New York, New York